FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to theregistrant in connection with Rule 12g3-2(b): 82- _______

Motiva Announces Progress on Refinery Expansion Project

LONDON, April 28/PRNewswire-FirstCall/ -- Royal Dutch Shell plc (NYSE: RDS.A; NYSE: RDS.B) today welcomed the below announcement by Motiva Enterprises LLC that it has made significant progress toward expanding refining capacity in the United States. A Final investment decision has not yet been taken on this project:

Motiva Announces Progress on Refinery Expansion Project

325,000-barrel-per-day expansion would enhance supplies of gasoline, diesel and aviation fuel in United States

HOUSTON - April 28, 2006 - Motiva Enterprises LLC announced today that it has made significant progress toward expanding refining capacity in the United States. The company has completed initial project scoping and process design for the potential expansion. Results indicate that a 325,000-barrel-per-day crude throughput increase at the Motiva Port Arthur Refinery in Texas would be the best, most logical choice. The project would make the Port Arthur Refinery the largest in the country.

The potential expansion would bring much needed supplies of transportation fuels to the U.S. market - particularly the Eastern and Southern regions of the country where Motiva facilities are located. While the proposed expansion would notably increase refining capacity, modern design and technology would minimize associated emissions. Motiva would utilize advanced technology in all new installations and replace existing systems to significantly lower emissions from refinery operations on a per barrel basis.

Saudi Refining Inc. and Shell Oil Company, joint owners of the U.S.-based Motiva, still need to finalize certain details relative to the project.
Pending necessary regulatory approvals, Motiva would expect to initiate final engineering later in 2006 and begin construction in 2007. The new capacity would be projected to come online in 2010.

"We are confident that the market fundamentals will support an expansion of our U.S. refining capacity. Adding 325,000 barrels-per-day of refining capacity would be the equivalent of building a new refinery in the United States," said William B. Welte, Motiva President and Chief Executive Officer.
"We are taking deliberate steps to strengthen our nation's ability to meet future demand for gasoline, diesel and aviation fuels."

Motiva continues to identify opportunities to expand refining capacity at all three of its Gulf Coast refineries located at Port Arthur, and at Convent and Norco in Louisiana.

Motiva Enterprises LLC owns and operates refineries capable of refining approximately 780,000 barrels per day, a distribution system including ownership interests in 42 product terminals, and a marketing network that supports approximately 9,000 Shell-branded gasoline stations in the Eastern and Southern United States. More information is available at http://motivaenterprises.com.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'', ''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'', ''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases.
There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

Source: Royal Dutch Shell plc

Contact Details: Media Contact - Royal Dutch Shell Media Relations: +44-(0)207-934-5963

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of1934, the registrant has duly caused this report to be signed on its behalf bythe undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 28 April 2006